October 24, 2024

Carl Stanton
Chief Executive Officer
Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

       Re: Focus Impact Acquisition Corp.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed October 21, 2024
           File No. 001-40977
Dear Carl Stanton:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A
General

1. We acknowledge your revised disclosures in response to prior comment 2, and note your statement that the Outside Date "may" be amended on or prior to October 31,
       2024. Please further revise your disclosure to clarify whether the target company and you are actively negotiating to extend such date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 24, 2024
Page 2

       Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Peter Seligson, P.C.